Alston&Bird llp

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950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                                                  Direct Dial: 202-239-3346                                        E-mail: david.baum@alston.com

May 25, 2023

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 550 to the Trust’s Registration Statement on Form N-1A – Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund, and Hodges Blue Chip Equity Income Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund and Hodges Blue Chip Equity Income Fund (the “Funds”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 550 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 550”). The Funds are being registered to facilitate the reorganization of identically named funds (the “Target Funds”) that are series of Professionally Managed Portfolios, a Massacusetts business trust (the “Target Trust”). The Funds are substantially similar to the Target Funds except that they will be series of the Trust and certain service providers will be different. The Adviser and portfolio management, however, will remain unchanged. A Registration Statement on N-14 (the “N-14”) addressing this reorganizaiton is expected to be filed before June 15.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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